Samuel A. Effron |212 692 6810|SEffron@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

May 1, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SharesPost 100 Fund

File No. 333-184361_

Ladies and Gentlemen:

Pursuant to Rule 486 of the Securities Act of 1933, as amended, SharesPost 100 Fund requests the withdrawal of Form POS AM (SEC Accession Number 0001144204-15-026639) that was filed with the Securities and Exchange Commission on April 30, 2015. This amendment to the Registration Statement was inadvertently submitted as a post-effective amendment due to the use of the wrong form type header (form type "POS AM") when it was filed on the EDGAR system. The amendment should have been filed as a post-effective amendment to Registration Statement using the form type header "486BPOS". This filing was submitted in error and should be disregarded.

Sincerely yours,

/s/ Samuel A. Effron, Esq.